WASHBNB LLC

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
washbnb llc
Milwaukee, Wisconsin

We have reviewed the accompanying financial statements of washbnb llc, which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 28, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLEBS.COM

WASHBNB LLC
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	24,319
Accounts receivable, net		18,572
TOTAL CURRENT ASSETS		42,891
PROPERTY AND EQUIPMENT		
Property and equipment, net		8,901
OTHER ASSETS		
Due from related party		155
Linen inventory		28,230
Deposits		900
		29,285
TOTAL ASSETS	$	81,077

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	409
Accrued expenses		4,513
TOTAL CURRENT LIABILITIES		4,922
LONG-TERM LIABILITIES		
Accrued interest on related party note payable		573
Note payable - related party		20,000
TOTAL LONG-TERM LIABILITIES		20,573
TOTAL LIABILITIES		25,495
MEMBERS' EQUITY		
Contributions		103,121
Members' equity		(47,539)
TOTAL MEMBERS' EQUITY		55,582
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	81,077

See independent accountant's review report and accompanying notes to financial statements.

WASHBNB LLC
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	23,876
COST OF GOODS SOLD		15,598
GROSS PROFIT		8,278
OPERATING EXPENSES		
Depreciation expense		400
Contractors		2,550
General and administrative		11,150
Legal and professional fees		6,294
Rent expense		10,800
Repairs and maintenance		4,112
Salaries and wages		13,875
Sales and marketing		8,364
TOTAL OPERATING EXPENSES		57,545
NET OPERATING INCOME		(49,267)
OTHER INCOME/(EXPENSES)		
Interest income		301
Interest expense		(573)
Other income		2,000
TOTAL OTHER INCOME/(EXPENSES)		1,728
NET LOSS	$	(47,539)

See independent accountant's review report and accompanying notes to financial statements.

WASHBNB LLC
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Total
BEGINNING BALANCE, FEBRUARY 5, 2020 (INCEPTION)	$ -
Contributed capital	$ 103,121
Net loss	$ (47,539)
ENDING BALANCE, DECEMBER 31, 2020	**$ 55,582**

See independent accountant's review report and accompanying notes to financial statements.

WASHBNB LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(47,539)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense		4,195
(Increase) decrease in assets:		
Accounts receivable		(18,572)
Inventory		(32,025)
Deposits		(900)
Due from related party		(155)
Increase (decrease) in liabilities:		
Accounts payable		3,200
Accrued interest on convertible notes payable		573
Accrued expenses		1,722
CASH USED FOR OPERATING ACTIVITIES		(89,501)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets		(9,301)
CASH USED FOR INVESTING ACTIVITIES		(9,301)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of related party note payable		20,000
Capital contributions		103,121
CASH PROVIDED BY FINANCING ACTIVITIES		123,121
NET INCREASE (DECREASE) IN CASH		24,319
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	24,319

CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
washbnb llc (the "Company") was incorporated in the State of Wisconsin on February 5, 2020. The Company is an outsourced towel and linen service that works with hotels and Airbnb hosts to provide clean bedsheets and towels. The Company offers weekly delivery of clean, pressed and folded linens and bath towels and offers a subscription-based service.

These financial statements are presented for the initial period from February 5, 2020 to December 31, 2020.

Going Concern
The Company was founded shortly before the COVID-19 pandemic, which severely limited their ability to transact and impacted the Airbnb industry. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to market the product and continue to raise funds from revenue generating activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventory consists of bed linens, bath towels and other linens and is recorded at cost at the time of purchase. At year-end, quantities were verified and trued up to the actual on hand. The value of inventory is currently being amortized over an estimated life of one hundred washes and continues to be evaluated by management for accuracy. For the year ending December 31, 2020, the Company has recorded $3,795 in amortization expense, which is included in costs of goods sold.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and software are deprecated over five years, while manufacturing equipment is depreciated over seven years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of Wisconsin.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling a subscription service. The Company's payments are generally collected net 15. For year ending December 31, 2020 the Company recognized $23,876 in revenue.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Due from Related Party

In 2020, expenses totaling $155 were paid by the Company, on behalf of Washhero, LLC, a related entity that is managed by the same members as the Company. The Company does not expect for this amount to be repaid in the next year.

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Manufacturing equipment	$	5,303
Software		3,998
		9,301
Less: Accumulated depreciation		400
Total	$	8,901

5. Note Payable – Related Party

During 2020, a related party provided loans to the Company valued at $20,000. Interest is accrued annually at 5% per annum. The full principle and accrued interest is due on or before July 2023.

6. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on February 5, 2020 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7. Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive an 6.5% commission fee for all money raised through this offering.

Conversion to a Corporation
On March 9, 2021, the Company filed Articles of Incorporation with the Delaware Secretary of State and created washbnb corporation. In conjunction with this filing, the Company will switch from being taxed as a Partnership to being taxed as a Corporation. The number of shares the Corporation will have the authority to issue is 10,000,000 shares of common stock at a par value of $0.0001 per share. The Company is still in the process of switching from an LLC to a Corporation, and thus, no shares have been issued as of April 28, 2021.

7. Subsequent Events (continued)

Managements Evaluation

The Company has evaluated subsequent events through April 28, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.